SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              3-D GEOPHYSICAL, INC.
                            (Name of Subject Company)


                              3-D GEOPHYSICAL, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    88553V107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  JOEL FRIEDMAN
                                    CHAIRMAN
                              3-D GEOPHYSICAL, INC.
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 317-1234

                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the person(s) filing statement)

                            -------------------------

         This Amendment No. 1 amends and supplements the information set forth in the Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (the "Schedule 14D-9") filed by 3-D Geophysical, Inc. (the "Company") on March 13, 1998 with respect to a tender offer by WAI Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Western"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 13, 1998, to purchase all outstanding Shares at a purchase price of $9.65 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated March 13, 1998 (the "Offer") and pursuant to the Agreement and Plan of Merger dated as of March 8, 1998 (the "Merger Agreement"), among Western, Purchaser and the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         (c) Litigation Relating to the Offer and Merger

         Item 8(c) is hereby amended and supplemented by adding thereto the following:

         On March 17, the plaintiffs in the Chancery Court Action filed (i) an Amended Complaint, (ii) a Motion seeking a preliminary injunction (the "Preliminary Injunction") to enjoin the members of the Company Board, the Company and Western (the "Defendants") from consummating the Offer and to require the Defendants to supplement their materials furnished to the Company's stockholders in connection with the Offer, (iii) and a Motion seeking expedited proceedings with respect to the Preliminary Injunction. Copies of the Amended Complaint, the Motion for Preliminary Injunction and the Motion for Expedited Proceedings are attached hereto as exhibit (c)(13) and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding thereto the following:


EXHIBIT NO.          DESCRIPTION
-----------          -----------

(c)(13) Amended Class Action Complaint, Motion for Preliminary Injunction and Motion for Expedited Proceedings in Tishrei Trading v. Robert P. Andrews, Douglas W. Brandrup, Wayne P. Widynowski, Ralph M. Bahna, Richard D. Davis, Arthur D. Emil, Emir L. Tavella, Louis H. Ferran, Joel Friedman, P. Dennis O'Brien, 3-D Geophysical, Inc. and Western Atlas Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1998

                                            3-D GEOPHYSICAL, INC.


                                            By:   /s/ Joel Friedman
                                                  -----------------
                                                  Name: Joel Friedman
                                                  Title:  Chairman

                                  EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
-----------          -----------

(c)(13) Amended Class Action Complaint, Motion for Preliminary Injunction and Motion for Expedited Proceedings in Tishrei Trading v. Robert P. Andrews, Douglas W. Brandrup, Wayne P. Widynowski, Ralph M. Bahna, Richard D. Davis, Arthur D. Emil, Emir L. Tavella, Louis H. Ferran, Joel Friedman, P. Dennis O'Brien, 3-D Geophysical, Inc. and Western Atlas Inc.

                                                             EXHIBIT NO. (c)(13)

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------------------- x
                                                          :
                                                          :  C.A. No. 16238-NC
TISHREI TRADING,                                          :
                                                          :
                                            Plaintiff,    :
                                                          :
                  - v -                                   :
                                                          :
ROBERT P. ANDREWS, DOUGLAS W. BRANDRUP,                   :
WAYNE P. WIDYNOWSKI, RALPH M. BAHNA,                      :
RICHARD D. DAVIS, ARTHUR D. EMIL, EMIR L.                 :
TAVELLA, LUIS H. FERRAN, JOEL FRIEDMAN, P.                :
DENNIS O'BRIEN, 3-D GEOPHYSICAL, INC. and                 :
WESTERN ATLAS INC.,                                       :
                                                          :
                                            Defendants.   x
---------------------------------------------------------


                         AMENDED CLASS ACTION COMPLAINT


         Plaintiff alleges upon information and belief, except for paragraphs 1 and 2 hereof, which are alleged upon knowledge, as follows:


         1. Plaintiff brings this action pursuant to rule 23 of the Rules of the court of Chancery as a Class action on behalf of all persons, other than defendants and those in privity with them who own the common stock of 3-D Geophysical, Inc., ("3-D Geophysical" or the "Company").


         2. Plaintiff has been the owner of the common stock of 3-D Geophysical since prior to the transaction herein complained of and continuously to date.


         3. 3-D Geophysical is a corporation duly organized and existing under the laws of the State of Delaware. The Company, through subsidiaries provides land based and shallow water two-dimensional and three-dimensional seismic data acquisition services to oil and gas production companies in the Western Hemisphere. Seismic data is the principal source of information utilized to map out potential oil and gas bearing formations.


         4. Defendant Western Atlas, Inc. ("Western Atlas") is a Delaware corporation based in Beverly Hills, California and provides land, marine and transition zone seismic survey information services.


         5. Defendant WAI Acquisition Corp. ("WAI") is a Delaware corporation and a wholly owned subsidiary of Western Atlas.


         6. Defendant Richard P. Davis is President, Chief Executive Officer and a Director of the Company.


         7. Defendant Joel Friedman is Chairman of the Board of the Company.


         8. Defendants Robert P. Andrews, Douglas W. Brandrup, Wayne P. Widynowski, Ralph M. Bahna, Arthur D. Emil, Emir L. Tavella, Luis H. Ferran, and
P. Dennis O'Brien.


         9. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of 3-D Geophysical and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS


                  10. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.


         11. This action is properly maintainable as a class action because:


         (a) The class is so numerous that joinder of all members is impracticable. As of April 24, 1997, there were approximately 11,625,000 shares of 3-D Geophysical common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;


         (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.


         (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

         (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.


         (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.


                             SUBSTANTIVE ALLEGATIONS

         12. 3-D Geophysical's recent operating results have been very strong. For the third quarter and nine month period ended September 30, 1997, the Company reported record revenues. Additionally, the Company expects revenues for the year ending December 31, 1997 to exceed $100 million.


         13. Despite these strong results, 3-D Geophysical's stock price has languished. Given 3-D Geophysical's strong financial performance, its prospects for future growth and expansion are substantial, and the intrinsic value of 3-D Geophysical is far greater than that reflected in the market price of 3-D Geophysical's stock.

                  WESTERN ATLAS ACTS TO ACQUIRE 3-D GEOPHYSICAL

         14. On March 9, 1998, 3-D Geophysical and Western Atlas announced that they had entered into a definitive merger agreement whereby Western Atlas will acquire 3-D Geophysical in a transaction valued at $112.1 million. On or about March 13, 1998, WAI commenced a cash tender offer for all of 3-D Geophysical's outstanding common shares at a price of $9.65 per share by filing a Tender Offer Statement on Schedule 14D-1, containing the Offer to Purchase (the "14D-1" or the "Offer to Purchase"). Following the tender offer, WAI will be merged into the Company, with the Company as the surviving corporation. Any untendered shares of 3-D Geophysical will be converted into the right to receive $9.65 per share in cash.


         15. On or about March 13, 1998, Defendants filed with the United States Securities and Exchange Commission a Solicitation/Recommendation Statement on 14D-9 (the "14D-9") purportedly describing, inter alia, the merger transaction, the history of the negotiations between the companies, the opinion of 3-D Geophysical's financial advisor and certain other purportedly relevant information. The 14D-9 was apparently mailed to 3D-Geophysical shareholders shortly thereafter.

                THE 14D-9 FAILS TO DISCLOSE MATERIAL INFORMATION


THE FAILURE TO SHOP THE COMPANY

         16. The 14D-9 fails to disclose material information necessary for 3-D Geophysical shareholders to make an informed decision. The 14D-9 is completely silent with respect to the efforts made (or not made) by the 3-D Geophysical Board to comply with the fiduciary duties to solicit indications of interest or competing bids from third parties in this change of control transaction. To the contrary and apparently in breach of their fiduciary duties to the public shareholders of 3-D Geophysical, "the Company and Western entered into an Exclusivity Agreement dated January 28, 1998 which initially provided that the Company would negotiate exclusively with Western until February 11, 1998. the 14D-9 also discloses that "[d]uring the course of these discussions, the Exclusivity Period was extended several times" making it highly unlikely that any other potential business combinations were considered. Furthermore, no explanation or rationale is offered by defendants for their apparent failure to explore other strategic alternatives.


         17. Attached to the 14D-9 is a letter dated March 8, 1998, from Smith Barney, Inc. and Solomon Brothers, Inc., collectively doing business as Solomon Smith Barney ("SSB"), 3-D Geophysical's financial advisor, to the Company's Board of Directors (the "fairness opinion") opining that the proposed transaction is fair to 3-D Geophysical's public shareholders from a financial point of view. The fairness opinion states "[i]n connection with our engagement, we were not requested to, and did not, solicit third party indications of interest in a possible acquisition of 3-D Geophysical..."


         18. Given the lack of information provided concerning the potential value to be received in competing bids, investors are unable to properly consider the Merger because they have no way of knowing if the Merger price is low in relation to what 3-D Geophysical could receive in an open market auction or, at the very least, by soliciting other bids. Defendants fail to disclose the Company's purported rationale in directing its financial advisor not to conduct a formal auction and not to solicit competing bids for 3-D Geophysical.

THE ABSENCE OF CURRENT FINANCIAL INFORMATION OR PROJECTIONS


         19. The Offer to Purchase contains historical information concerning the Company only through the nine months ended September 30, 1997. The failure to provide more recent financial information on which the Company's shareholders can base a decision whether to tender or not is inexcusable. 3-D Geophysical shareholders are being asked to make an irrevocable decision regarding their investment in 3-D Geophysical on the basis of incomplete information and the 14D-9, by omitting any financial information concerning the Company, fails to cure this omission.


         20.  Moreover,  neither  the Offer to  Purchase  or 14D-9  provide  any information regarding the Company's projected earnings and/or prospects, although Western Atlas was certainly provided with confidential information regarding the Company's businesses and prospects. This information is vital to the ability of 3-D Geophysical's shareholders to properly evaluate the $9.65 per share buy-out price, but has not been shared in any fashion with 3-D Geophysical's shareholders.

C.                THE INCOMPLETE DESCRIPTION OF THE BANKER'S
                  FINANCIAL ANALYSES AND CONFLICTS

         21. The fairness opinion recites a litany of various documents relied on by SSB in rendering the fairness opinion, including "financial forecasts and other information and data for 3-D Geophysical" and "the projected earnings and other operating data of 3-D Geophysical." Yet none of this information is provided to shareholders or accounted for in the fairness opinion.


         22. Neither the 14D-9 nor the fairness opinion contains a discussion of the various financial analysis presumably performed by SSB. The 14D-9 and the fairness opinion are silent with respect to what valuation methodologies were employed by SSB in rendering its fairness opinion and so that shareholders cannot determine whether there was any deviation from standardized investment banking practices. Accordingly, 3-D Geophysical shareholders cannot determine from these materials what the intrinsic value of the shares is and why the proposed acquisition by Western Atlas is preferable to other alternatives or is fair.


         23. However, buried with the fairness opinion, but not disclosed in the 14D-9 itself is a statement that "we [SSB] and our affiliates (including Travelers Group, Inc. and its affiliates) may maintain relationships with 3-D Geophysical, Western Atlas and their respective affiliates." However, defendants fail to disclose any information regarding the nature of SSB's relationship with Western Atlas, the type of services that may have been rendered, the extent of its current relationship with that company, and the fees it has received from Western Atlas or its affiliates for these services. Additionally, defendants fail to disclose whether SSB anticipates that it will provide investment banking services to Western Atlas in the future. Absent this information, 3-D Geophysical shareholders are unable to rely upon the integrity of the fairness opinion in light of SSB's apparent conflicts of interest.

                         THE INDIVIDUAL DEFENDANTS HAVE
                      SUBSTANTIAL CONFLICTS WITH THE CLASS

         24. The merger agreement creates disabling conflicts of interest by conferring extraordinary benefits on the individual defendants and certain members of the Company's senior management. The merger agreement provides that all options, whether presently exercisable or not, will be canceled in exchange for a lump sum cash payment. Accordingly, defendants Friedman, Ferran and Widynowski will each respectively receive cash payments of $120,000, $537,000, and $471,750 upon consummation of the proposed transaction. Additionally, Ronald
L. Koons, the Company's Chief Financial Officer, will receive a cash payment of $90,000 for the cancellation of the options he holds.

         25. Furthermore, the merger agreement provides that defendants Friedman and Ferran will be rewarded with consulting agreements for a period of four years after the consummation of the proposed transaction. Pursuant to these consulting agreements, defendant Friedman will receive a total of $1 million and defendant Ferran will receive a total of $500,000 over the four year period.

         26. In order to coerce 3-D Geophysical stockholders into tendering their shares in the tender offer, triggering the realization of windfall profits to certain of the Individual Defendants and to prevent the Company from "shopping" for the best possible transaction for the Company's shareholders, the Individual Defendants have agreed to termination provisions that would render it prohibitively expensive for anyone else to acquire the Company. The merger agreement provides for the payment of $5.5 million to Western Atlas by the Company in case the merger agreement is terminated. The Company would also be obligated to pay up to an additional $1.5 million as reimbursement of any expenses incurred by Western Atlas.


         27. Additionally, the Individual Defendants and one of the Company's executive officers, who collectively own 1,748,306 shares or 14.7%, of the outstanding common stock, have entered into "Support Agreements" with Western Atlas. Pursuant to the Support Agreements, these stockholders have agreed to tender their shares, and have granted Western an irrevocable proxy to vote their shares in favor of the merger and other transactions contemplated by the merger agreement and against any proposed acquisition or merger of the Company with another party. As structured, the Support Agreements penalize any competing buyout proposal which would enhance or maximize shareholder value.

                  DEFENDANTS HAVE FAILED TO ACT IN AN INFORMED
                    MANNER AND TO MAXIMIZE SHAREHOLDER VALUE

         28. By entering into the Merger agreement with Western Atlas, the 3-D Geophysical Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the 3-D Geophysical shareholders.


         29. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the Merger, the Individual Defendants failed to properly inform themselves of 3-D Geophysical's highest transactional value. Indeed, as noted above, the Individual Defendants committed to negotiating exclusively with Western Atlas and apparently did not instruct either the Company's management or financial advisor to solicit competing bids.


         30. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of 3-D Geophysical. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to 3-D Geophysical's public shareholders.


         31. The Individual Defendants' fiduciary obligations under these circumstances require them to:

         a. Undertake an appropriate evaluation of 3-D Geophysical's net worth as a merger/acquisition candidate; and

         b. Engage in a meaningful auction with third parties in an attempt to obtain the best value for 3-D Geophysical's public shareholders.

         32. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Western Atlas without making the requisite effort to obtain the best offer possible.

         33. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of 3-D Geophysical's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of 3-D Geophysical common stock.

                  34. The consideration to be paid to class members in the proposed Merger is unfair and inadequate because, among other things:

         a. The intrinsic value of 3-D Geophysical's common stock is materially in excess of the amount offered for those securities in the Merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

         b. The Merger price is not the result of an appropriate consideration of the value of 3-D Geophysical because the 3-D Geophysical Board approved the proposed Merger without undertaking steps to accurately ascertain 3-D Geophysical's value through open bidding or at least a "market check mechanism"; and c. By entering into the agreement with Western Atlas, the Individual Defendants have allowed the price of 3-D Geophysical stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of 3-D Geophysical stock.


         35. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

                      WESTERN ATLAS IS AN AIDER AND ABETTOR


         36. Western Atlas has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants. Western Atlas has agreed to the favorable treatment of options and held by 3-D Geophysical's directors and senior management and has entered into favorable consulting agreements with certain of the Individual Defendants to assure their agreement and cooperation in and to a transaction which will not maximize value for 3-D Geophysical shareholders. Western Atlas has so agreed to enable it to acquire 3-D Geophysical at the lowest possible price although the favorable treatment of employee and directorial options and has necessarily injected personal motives into the negotiations and compromised the undivided loyalty which the Individual Defendants owe to 3-D Geophysical's public shareholders.


         37. Plaintiff and other members of the Class have no adequate remedy at law.


         WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

                    a.   Declaring that this action is properly  maintainable as
                         a  class  action  and   certifying   plaintiff  as  the
                         representative of the Class;

                    b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

                    c.   In  the  event  that  the   proposed   transaction   is
                         consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

                    d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

                    e. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

                    f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated:   March 16, 1998


                                   ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                   By:___________________________________
                                      Suite 1401, Mellon Bank Center
                                      P.O. Box 1070
                                      Wilmington, DE  19899-1070
                                      (302) 656-4433
                                      Attorneys for Plaintiff


OF COUNSEL

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016
(212) 779-1414

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------------------- x
                                                          :
                                                          :  C.A. No. 16238-NC
TISHREI TRADING,                                          :
                                                          :
                                            Plaintiff,    :
                                                          :
                  - v -                                   :
                                                          :
ROBERT P. ANDREWS, DOUGLAS W. BRANDRUP,                   :
WAYNE P. WIDYNOWSKI, RALPH M. BAHNA,                      :
RICHARD D. DAVIS, ARTHUR D. EMIL, EMIR L.                 :
TAVELLA, LUIS H. FERRAN, JOEL FRIEDMAN, P.                :
DENNIS O'BRIEN, 3-D GEOPHYSICAL, INC. and                 :
WESTERN ATLAS INC.,                                       :
                                                          :
                                            Defendants.   x
---------------------------------------------------------

                                NOTICE OF MOTION

TO:    3-D Geophysical, Inc.               Western Atlas, Inc.
       All Individual Defendants           c/o Prentice-Hall Corp. System, Inc.
       c/o Corporation Service Co.         c/o Corporation Service Co.
       1013 Centre Road                    1013 Centre Road
       Wilmington, DE  19805               Wilmington, DE  19805


         PLEASE TAKE NOTICE that plaintiff will present the attached Motion For Preliminary Injunction to the Court at the earliest convenience of the Court and counsel.

                                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                                    By:  ______________________________________
                                         Suite 1401, Mellon Bank Center
                                         P.O. Box 1070
                                         Wilmington, DE  19899-1070
                                         (302) 656-4433
                                         Attorneys for Plaintiff

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------------------- x
                                                          :
                                                          :  C.A. No. 16238-NC
TISHREI TRADING,                                          :
                                                          :
                                            Plaintiff,    :
                                                          :
                  - v -                                   :
                                                          :
ROBERT P. ANDREWS, DOUGLAS W. BRANDRUP,                   :
WAYNE P. WIDYNOWSKI, RALPH M. BAHNA,                      :
RICHARD D. DAVIS, ARTHUR D. EMIL, EMIR L.                 :
TAVELLA, LUIS H. FERRAN, JOEL FRIEDMAN, P.                :
DENNIS O'BRIEN, 3-D GEOPHYSICAL, INC. and                 :
WESTERN ATLAS INC.,                                       :
                                                          :
                                            Defendants.   x
---------------------------------------------------------


                        MOTION FOR PRELIMINARY INJUNCTION

         Plaintiff  hereby moves,  pursuant to Court of Chancery Rule 65, for an
Order:

         1. Preliminarily enjoining defendants and all persons acting in concert with them from proceeding with, consummating or otherwise closing the tender offer by WAI Acquisition Corp. ("WAI") (the "Tender Offer") for all of the issued and outstanding shares of 3-D Geophysical, Inc. ("3-D"); and

         2. Requiring defendants to supplement their materials furnished to 3-D's shareholders in connection with the Tender Offer by disclosing all material facts and correcting the omissions described in Plaintiff's Amended Class Action Complaint in this action.

         The grounds for this Motion are set forth in Plaintiff's Amended Class Action Complaint and will be more fully set forth in plaintiff's opening brief and other papers to be filed in support of this motion.

                                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.


                                    By:     ___________________________________
                                            Suite 1401, Mellon Bank Center
                                            P.O. Box 1070
                                            Wilmington, DE  19899-1070
                                            (302) 656-4433
                                            Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------------------- x
                                                          :
                                                          :  C.A. No. 16238-NC
TISHREI TRADING,                                          :
                                                          :
                                            Plaintiff,    :
                                                          :
                  - v -                                   :
                                                          :
ROBERT P. ANDREWS, DOUGLAS W. BRANDRUP,                   :
WAYNE P. WIDYNOWSKI, RALPH M. BAHNA,                      :
RICHARD D. DAVIS, ARTHUR D. EMIL, EMIR L.                 :
TAVELLA, LUIS H. FERRAN, JOEL FRIEDMAN, P.                :
DENNIS O'BRIEN, 3-D GEOPHYSICAL, INC. and                 :
WESTERN ATLAS INC.,                                       :
                                                          :
                                            Defendants.   x
---------------------------------------------------------


                                NOTICE OF MOTION

To:      3-D Geophysical, Inc               Western Atlas, Inc.
         All Individual Defendants          c/o Prentice-Hall Corp. System, Inc.
         c/o Corporation Service Co.        c/o Corporation Service Co.
         1013 Centre Road                   1013 Centre Road
         Wilmington, DE  19805              Wilmington, DE  19805


         PLEASE TAKE NOTICE that plaintiff will present the attached Motion for Expedited Proceedings to the Court at the earliest convenience of the Court and counsel.


                                       ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                                       By:___________________________
                                          Suite 1401, Mellon Bank Center
                                          P.O. Box 1070
                                          Wilmington, DE  19899-1070
                                          (302) 656-4433
                                          Attorneys for Plaintiff

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------------------- x
                                                          :
                                                          :  C.A. No. 16238-NC
TISHREI TRADING,                                          :
                                                          :
                                            Plaintiff,    :
                                                          :
                  - v -                                   :
                                                          :
ROBERT P. ANDREWS, DOUGLAS W. BRANDRUP,                   :
WAYNE P. WIDYNOWSKI, RALPH M. BAHNA,                      :
RICHARD D. DAVIS, ARTHUR D. EMIL, EMIR L.                 :
TAVELLA, LUIS H. FERRAN, JOEL FRIEDMAN, P.                :
DENNIS O'BRIEN, 3-D GEOPHYSICAL, INC. and                 :
WESTERN ATLAS INC.,                                       :
                                                          :
                                            Defendants.   x
---------------------------------------------------------


                        MOTION FOR EXPEDITED PROCEEDINGS


         Plaintiff, by his attorneys, respectfully moves the Court to schedule his Motion for Preliminary Injunction, served and filed herewith, for a hearing prior to April 9, 1998, the presently scheduled date for the closing of the tender offer (the "Tender Offer") by WAI Acquisition Corp. ("WAI") for all the issued and outstanding shares of 3-D Geophysical, Inc. ("3-D") at $9.65 per share. As grounds for this Motion, plaintiff represents as follows:


         1. Plaintiff alleges that he is a stockholder of 3-D. He brings this action on behalf of all 3-D stockholders, contending that the defendant directors of 3-D, aided and abetted by Western Atlas Inc. ("Western"), WAI's parent, have breached their fiduciary duties to plaintiff and the proposed class by failing to take appropriate steps to ascertain the best transaction available to 3-D's shareholders; thereby failing to make informed judgments concerning Western's acquisition of 3-D; and by failing to include in materials disseminated to 3-D's shareholders in connection with the Tender Offer information material to the decision facing 3-D's shareholders of whether or not to tender their shares. These allegations are particularized in Plaintiffs Amended Class Action Complaint, served and filed on March 17, 1998 (the "Complaint").


         2. Among other things, the Complaint alleges that WAI's Tender Offer Circular ("14D-1") and 3-D's Solicitation/Recommendation Statement on 14D-9 ("14D-9"), which are dated March 13, 1998, but were not publicly available in hard copy until March 17, 1998, omit material information in a number of respects:


         (a) neither the 14D-1 nor the 14D-9 contains any information on 3-D's financial and operating results for the fourth quarter and year ended December 31, 1997, or any information regarding 3-D's earnings projections, on which Solomon Smith Barney ("SSB"), 3- D's financial advisor, in part based its opinion;


         (b) the 14D-9 fails to offer any reason why 3-D and SSB did not solicit from more than one party interest in a potential business combination with 3-D;


         (c) the 14D-9 fails to disclose information on which SSB based its fairness opinion, including management-prepared forecasts;


         (d) the 14D-9 fails to disclose what valuation methodologies SSB employed in rendering its fairness opinion; and

         (e) the 14D-9 hints at, without fully disclosing, potential conflicts of interest for SSB.


         3. In short, the Complaint alleges that 3-D's shareholders are being denied the opportunity to make an informed judgment on the Tender Offer and that the individual defendants have failed in their duty to maximize shareholder value in a change of control transaction. Accordingly, plaintiff seeks a preliminary injunction against completion of the Tender Offer. This Court has previously held that lack of complete information in connection with a Tender Offer and loss of the opportunity to obtain the best available transaction in a change of control context can constitute irreparable injury sufficient to warrant preliminary injunctive relief. See, e.g., Joseph v. Shell Oil Company, Del. Ch. 482 A.2d 335 (1984); Paramount Communications v. QVC Network, Del. Supr., 637 A.2d 34 (1993).


         4. Since the Tender Offer is scheduled to close on April 9, 1998, plaintiff requests that the Court hear his preliminary injunction motion sufficiently prior to that date to permit decision and Order if the Court is persuaded the Tender Offer should be enjoined.


         5. Plaintiff has not previously applied for this relief.

         WHEREFORE, plaintiff respectfully requests the Court to enter an Order in the form attached hereto.



                                   ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                   By:___________________________________
                                      Suite 1401, Mellon Bank Center
                                      P.O. Box 1070
                                      Wilmington, DE  19899-1070
                                      (302) 656-4433
                                      Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

----------------------------------------------------------x
                                                          :
                                                          :  C.A. No. 16238-NC
TISHREI TRADING,                                          :
                                                          :
                                            Plaintiff,    :
                                                          :
                  - v -                                   :
                                                          :
ROBERT P. ANDREWS, DOUGLAS W. BRANDRUP,                   :
WAYNE P. WIDYNOWSKI, RALPH M. BAHNA,                      :
RICHARD D. DAVIS, ARTHUR D. EMIL, EMIR L.                 :
TAVELLA, LUIS H. FERRAN, JOEL FRIEDMAN, P.                :
DENNIS O'BRIEN, 3-D GEOPHYSICAL, INC. and                 :
WESTERN ATLAS INC.,                                       :
                                                          :
                                            Defendants.   x
----------------------------------------------------------


                                      ORDER


         Upon plaintiff's Motion for Expedited Proceedings and for good cause shown, subject to further Order of the Court upon timely application, IT IS this ______ day of March, 1998, ORDERED:


         1. Plaintiff;s application for preliminary injunction shall be heard on March __, 1998 at _____________ __.m.


         2. Counsel for the parties shall confer promptly concerning a discovery and briefing schedule for the preliminary injunction motion and present it to the Court for approval.


                                                       -------------------------
                                                             Vice Chancellor